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                             November 18, 2022

       Akihisa Nagasaka
       Chief Financial Officer
       Earlyworks Co., Ltd.
       5-7-11, Ueno, Taito-ku
       Tokyo, Japan 110-0005

                                                        Re: Earlyworks Co.,
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
1, 2022
                                                            CIK No. 0001944399

       Dear Akihisa Nagasaka:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Financial Statements, page F-1

   1. We note your revised disclosures in response to prior comment 14 where you removed the references to
consolidated financial statements. However, we note that you continue to disclose that you have
a subsidiary located in Japan. For example, on page F-15 you disclose that "all of
the Company   s revenue was generated by the Company and its
                                                        subsidiary, which are
both located in Japan." Please explain or revise as necessary. Refer to the definition of a
subsidiary in ASC 810-10-20.
 Akihisa Nagasaka
FirstName
EarlyworksLastNameAkihisa Nagasaka
           Co., Ltd.
Comapany 18,
November  NameEarlyworks
              2022        Co., Ltd.
November
Page 2    18, 2022 Page 2
FirstName LastName
Statements of Operations and Comprehensive Loss, page F-4

2. We note that for each period presented, you incurred net losses however, you disclose a higher number of diluted weighted average common shares outstanding than basic weighted average common shares outstanding. In this regard, it appears that you have included antidilutive securities in your calculations of diluted weighted average shares outstanding, and therefore diluted net loss per share is misstated. Please revise. Refer to
         ASC 260-10-45-20.
Note 13 - Subsequent events , page F-25

3. We note your revised disclosures in response to prior comment 15; however, it appears that you have not retrospectively adjusted your financial statements, including net loss per share, for the effects of the recapitalization. Please revise. Also, tell us and revise to disclose the number of ordinary shares surrendered as part of the recapitalization transaction.
General

4. We note your response to comment 11. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.
        You may contact Dave Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ying Li